

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2013

Via E-mail
Mr. James J. Cerna, Jr.
President and Chief Executive Officer
Armada Oil, Inc.
10777 Westheimer Road, Suite 1100
Houston, Texas 77042

> **Re:** **Armada Oil, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 29, 2012**
> **Response dated January 10, 2013**
> **File No. 333-185185**

Dear Mr. Cerna:

We have reviewed your letter dated January 10, 2013, and we have the following comments. We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

The Acquisition, page 70

Background to the Acquisition, page 70

1. We note your response to comment 2 in our letter dated December 21, 2012. We also note your references to C. K. Cooper's presentations to the Mesa and Armada boards, respectively, on September 24, 2012, and September 28, 2012. It appears that C. K. Cooper has provided a report, opinion or appraisal materially relating to the transaction,

within the meaning of Item 4(b) of Form S-4. As such, please expand your discussion to include all of the information specified in Item 1015(b) of Regulation M-A.

2.   Please send us on a supplemental basis copies of the advisor's presentation material from the two board meetings referred to in the preceding comment.

3.   Please also file as an exhibit a written consent from C. K. Cooper. See Securities Act Rule 436.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Laura Nicholson (Staff Attorney) at (202) 551-3584 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief